	Natalie Antturi
	Direct:	236.521.4113
March 20, 2024	Email:	nka@mortonlaw.ca

Division of Corporate Finance

United States Securities and Exchange Commission
Washington, D.C. 20549

Attention:	John Coleman
Karl Hiller

Dear Sirs:

Re:	Scandium International Mining Corp. (the “Company”) Form 10-K for the Fiscal Year ended December 31, 2022 Filed March 7, 2023 File No. 000-54416

We are in receipt of your letter dated March 1, 2024. This letter provides the Company’s responses to the comments in the SEC’s letter, in the order presented in that letter.

Form 10-K/A for the Fiscal Year ended December 31, 2022:

1.	Please submit as correspondence via EDGAR a letter having a written response to each prior comment; and a letter having a written response to each comment in this letter.

The Company confirms that it has filed a letter dated March 20, 2024 responding to your prior comment letter dated December 15, 2023.

Properties, Projects and Patents, page 11:

2.

Please submit the revisions that you propose to address these requirements for the Nyngan Scandium Project, and if you prefer to limit such disclosures to future filings, indicate the timing and explain to us your view on the materiality of this remaining deficiency.

The Company proposes to file an amended Form 10-K/A with the individual property disclosure set out in the attached Schedule “A”, which includes the information required by Item 1304(b) of Regulation S-K.

We trust the foregoing to be satisfactory. Should you have any questions or comments regarding the above, please do not hesitate to contact the undersigned or Carolyn Tam, paralegal (604.331.9541).

Yours truly,

MORTON LAW LLP

/s/ “Natalie Antturi”

“Natalie Antturi”

Per:         Natalie Antturi

Suite 1200 – 750 West Pender Street, Vancouver, B.C.  V6C 2T8 h Website:  www.mortonlaw.ca
Telephone:  604.681.1194 h Facsimile:  604.681.9652

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Schedule “A”

Individual Property Disclosure – Nyngan Scandium Project

Property Description and Location

The Nyngan Scandium Project site is located approximately 450 kilometres northwest of Sydney, NSW, Australia and approximately 20 kilometres due west from the town of Nyngan, a rural town of approximately 2,900 people. The deposit is located 5 kilometres south of Miandetta, off the Barrier Highway that connects the towns of Nyngan and Cobar. Final license area access is reached by clay farm tracks. The general area can be characterized as flat agricultural land, used predominantly for wheat farming and livestock grazing. Infrastructure in the area is good, including available water and electric power.

The 2019 ML 1792 grant covers 810 acres (370 hectares) of surface area fully owned by the Company, an area adequate to construct and operate a scandium mine of a scale outlined in the DFS. The book value of the Nyngan Scandium Project is $704,053 and is entirely related to the acquisition cost of the land which is unencumbered. There is no associated plant and equipment. The property has only been used for agricultural purposes and there have been no previous natural resource operations or encumbrances.

The general location of the Nyngan Scandium Project is provided in Figure 1 below.

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Figure 2: Location of Nyngan Scandium Project

Note: None of the Existing Mines identified in Figure 2 produce scandium.

The scandium resource is hosted within the lateritic zone of the Gilgai Intrusion, one of several Alaskan-type mafic and ultramafic bodies which intrude Cambrian-Ordovician metasediments collectively called the Girilambone Group. The laterite zone, locally up to 40 meters thick, is layered with hematitic clay at the surface followed by limonitic clay, saprolitic clay, weathered bedrock and finally fresh bedrock. The scandium mineralization is concentrated within the hematitic, limonitic, and saprolitic zones with values up to 350 ppm scandium.

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Figure 3: Location of the Exploration Licenses and Mining Lease for the Nyngan Scandium Project

Mineral License Details

The scandium resource is held under Exploration License (EL) 8316 (Block Number 3132, units d, e, j, k and Block no. 3133, unit f) and EL 6096 (Block 3132, unit p, and Block 3133, units l, m, r and s); a total of ten (10) graticular units. The exploration licenses allow the license holder to conduct exploration on private land (with landowner consents and signed compensation agreements in place) and public lands not including wildlife reserves, heritage areas or National Parks. The scandium resource is fully enclosed on private agricultural land.

The Company’s Australian subsidiary holds legal title to specific surface and mineral exploration rights on the Nyngan Scandium Project. During 2017, an additional EL (EL 8448) was granted. Figure 2 provides details of the location of EL 8448 and the locations of Mining Lease 1792 and Mining Lease Application 531, both of which overlay the exploration license area.

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The exploration licenses cover 29.25 square kilometers (2,925 hectares). The resource site is located at geographic coordinates MGA zone 55, GDA 94, Lat: - 31.5987, Long: 146.9827, Map Sheets 1:250k – Cobar (SH/55-14) and 1:100k Hermidale (8234).

The project surface rights (freehold) total 810 acres (370 hectares) on the portion of the exploration license area corresponding to the Mine Lease 1792 area. The freehold property boundaries are defined by standard land survey techniques undertaken by the Lands Department and currently presented in the form of Cadastral Deposited Plans (DP) and Lots. The land associated with the project rights is DP 752879, Lots 6 and 7 (Appendix 2, Lots 6 and 7 - Nyngan).

The Company is required to lodge individual A$10,000 environmental bonds with the NSW Mines Department for each license and must meet total minimum work requirements annually of approximately A$65,000, covering both licenses.

Royalties attached to the properties include a 1.5% Net Profits Interest royalty to private parties involved with the early exploration on the property, a 1.7% Net Smelter Returns Royalty payable to Jervois for 12 years after production commences, subject to terms in the settlement agreement, and a 0.7% royalty on gross mineral sales to a private investor. Another revenue royalty is payable to private interests of 0.2%, subject to a US$370k cap. A NSW minerals royalty will also be levied on the project, subject to negotiation, currently 4% on revenue.

Metallurgy Development

The Company has invested in and developed methodology for extracting scandium from the Nyngan property resource since 2010. A portion of the work done over this period has been superseded by work that followed, but subsequent test programs universally benefitted from prior efforts. In summary, the programs have been as follows:

●

2010 – The Company inherited work done on Nyngan from the previous property owner, and applied that work to a quick flowsheet and capital estimate done for management by Roberts & Schaefer of Salt Lake City, Utah;

●

2011 – The Company employed Hazen Research, Inc., of Golden, Colorado, USA (“Hazen”) to test acid baking techniques and solvent extraction (“SX”) processes with Nyngan resource material. The Company also employed SGS-Lakefield (Ontario) to test pressure acid leach techniques on Nyngan resource, as a replacement for or an enhancement to acid bake techniques done earlier in the year by Hazen;

●	2012 – The Company engaged SNC-Lavalin to do an economic study for management, utilizing an acid bake flowsheet and SX work from the Hazen test program;
●

2014 – The Company published a preliminary economic assessment (“PEA”) entitled NI 43-101F1 Technical Report on the Feasibility of the Nyngan Scandium Project, authored by Larpro Pty Ltd, utilizing both Hazen and SGS-Lakefield test work results; and

●	2015 – The Company amended and refiled the 2014 PEA Report as the “Amended Technical Report and Preliminary Economic Analysis on the Nyngan Scandium Project, NSW, Australia.”
●

2016 – The Company published an independently prepared definitive feasibility study (“DFS”) on the Nyngan Scandium Project. The technical report on the feasibility study entitled “Feasibility Study – Nyngan Scandium Project, Bogan Shire, NSW, Australia” was independently compiled pursuant to the requirements of NI 43-101 and incorporated the results of current and previous test work.

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Internal Controls Disclosure

When conducting drilling programs, the Company utilises duplicate essay pulps, and follows the practice of inserting blanks and standards into the assay process. The Company has also utilised Rangott Mineral Exploration Pty Ltd (“RME”) personnel in supervisory roles on drilling programs. RME conducted observations and independent checks to support the accuracy and integrity of assay and resource calculation work on the Nyngan resource. Mining One Pty Ltd conducted independent verification on data relating to the Nyngan Scandium Property. Stuart Hutchin and Geoffrey Duckworth, both Qualified Persons both conducted site inspections on the Nyngan Scandium Property.

Engineering, Procurement and Construction Management Contract

On May 30, 2017, the Company announced that its subsidiary EMC Metals Australia Pty. Ltd. signed an Engineering, Procurement and Construction Management ("EPCM") contract with Lycopodium Minerals Pty Ltd ("Lycopodium"), to build the Nyngan Scandium Project in New South Wales, Australia. The EPCM contract also provides for start-up and commissioning services. As it has been more than five years since initial signing, a new contract with similar provisions will be required.

The EPCM contract appoints Lycopodium (Brisbane, QLD, Australia) to manage all aspects of project construction. Lycopodium is the principal engineering firm involved with the DFS. Lycopodium's continued involvement in project construction and commissioning ensures valuable technical and management continuity for the project during the construction and start-up of the project.

On October 19, 2017, we announced that Lycopodium has been instructed to initiate critical path engineering for the Nyngan Scandium Project. Lycopodium commenced work on select critical path components for the project, including design and specification engineering on the high-pressure autoclave unit, associated flash and splash vessels and several specialized high-pressure input pumps. The engineering work was completed in 2018 and will enable final supplier selection, firm component pricing and delivery dates for these key process components.

Environmental Permitting/Development Consent/Mining Lease

On May 2, 2016, the Company announced the filing of an Environmental Impact Statement (“EIS”) with the New South Wales, Australia, Department of Planning and Environment, (the “Department”) in support of the planned development of the Nyngan Scandium Project. The EIS was prepared by R.W. Corkery & Co. Pty. Limited, on behalf of the Company’s subsidiary, EMC Metals Australia Pty. Ltd. (“EMC Australia”), to support an application for Development Consent for the Nyngan Scandium Project. The EIS is a complete document, including a Specialist Consultants Study Compendium, and was submitted to the Department on April 29, 2016.

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EIS Highlights:

●	The EIS finds residual environmental impacts represent negligible risk.
●	The proposed development design achieves sustainable environmental outcomes.
●	The EIS finds net-positive social and economic outcomes for the community.
●	Nine independent environmental consulting groups conducted analysis over five years, and contributed report findings to the EIS.
●	The Nyngan project development is estimated to contribute A$12.4M to the local and regional economies, and A$39M to the State and Federal economies, annually
●	The EIS is fully aligned with the DFS and with a NSW Mining License Application for the Nyngan project.

Conclusion statement in the EIS: “In light of the conclusions included throughout this Environmental Impact Statement, it is assessed that the Proposal could be constructed and operated in a manner that would satisfy all relevant statutory goals and criteria, environmental objectives and reasonable community expectations.”

EIS Discussion

The EIS is the foundation document submitted by a developer intending to build a mine facility in Australia. The Nyngan Scandium Project is considered a State Significant Project, in that capital cost exceeds A$30 million, which means State agencies are designated to manage the investigation and approval process for granting a Development Consent from the Minister of Planning and Environment. This Department managed the review of the Proposal through a number of State and local governmental agencies.

The EIS is a self-contained set of documents used to seek a Development Consent. It is, however, supported in many ways by the DFS.

On November 10, 2016, the Company announced that the Development Consent had been granted. This Development Consent represents an approval to develop the Nyngan Scandium Project and is based on the EIS. The Development Consent follows an in-depth review of the EIS, the project plan, community impact studies, public EIS exhibition and commentary, and economic viability, and involved more than 12 specialized governmental agencies and groups.

Mining Lease

During July 2019, EMC Australia received notice of approval for its mining lease (ML) application. The ML (ML 1792) overlays select areas previously covered by exploration licenses and represents the final major development approval required from the NSW Government to begin construction on the project. The ML 1792 grant is issued for a period of 21 years and is based on the development plans and intent submitted in the ML application. The ML can be modified by NSW regulatory agencies, as requested by EMC Australia over time, to reflect changing operating conditions.

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In addition to these two key governmental approvals, other required licenses and permits must be acquired but are considered routine and require only compliance with fixed standards and objective measurements. These remaining approvals include submittal of numerous plans and reports supporting compliance with Development Consent and Mining Lease. In addition, the following water, roads, dam and electrical access reviews and arrangements must be finalized:

●	Water Supply Works and Use Approval and Water Access License,
●	State and local approval for construction of the intersection of the Site Access Road and Gilgai Road,
●	An approval from the NSW Dams Safety Committee for the design and construction of the Residue Storage Facility, and
●	A high voltage connection agreement with Essential Energy.

The 2019 ML 1792 grant covers 810 acres (370 hectares) of surface area fully owned by the Company, an area adequate to construct and operate a scandium mine of a scale outlined in the DFS. The Company had originally filed a mining lease application (MLA 531) covering an area of 874 hectares, which was granted in 2017 as a mining lease (ML 1763), and later ruled invalid. At that time, it was unknown, to both the Department and the Company, that a local landowner had filed a prior, timely and valid objection to the granting of that mining lease. The reduction in area between the initial 2017 ML 1763 and the replacement 2019 ML 1792 represented acreage protested in an “Agricultural Land” objection lodged by a local landowner. The landowner holds freehold surface ownership over a portion of the original grant that was previously covered by the 2017 ML 1763.

On September 10, 2020, the Company announced receipt of a final determination letter from the Deputy Secretary, Department of Regional NSW, Division of Mining, Exploration and Geoscience resolving the outstanding objection filed by the landowner in 2016.

Written advice from the Department to the Company makes clear that all required independent investigative processes, and all affected party comment periods, are now completed, and the Department’s decision is final. There are further state courts of appeal available to the landowner, but the facts supporting this final decision are confirmed by the NSW Department of Primary Industry and follow governing law.

This Final Determination from the NSW Government will again allow all measured and indicated resource included in the Nyngan Scandium Project DFS to be reinstated in a new mining lease grant, for which the Company intends to file application.